UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

CARDINAL ETHANOL, LLC

(Name of Issuer)

Class A Limited Liability Company Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Miranda L. Hughes
Brown, Winick, Graves, Gross, & Baskerville, P.L.C.
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 2 of 7
(1)	NAMES OF REPORTING PERSONS Robert N. Baker
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, BK, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,036
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER 1,036
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.50%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 10,186 Class A units outstanding as of October 2, 2024, the effective date of reclassification of the membership units of Cardinal Ethanol, LLC into Class A units, Class B units, Class C units, and Class D units.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 3 of 7
(1)	NAMES OF REPORTING PERSONS Clark Family, LLC f/k/a Stephen L. Clark Family Partnership, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
(14)	TYPE OF REPORTING PERSON (see instructions) OO
Percentage calculated based on 10,186 Class A units outstanding as of October 2, 2024, the effective date of reclassification of the membership units of Cardinal Ethanol, LLC into Class A units, Class B units, Class C units, and Class D units.

CUSIP No.	Not Applicable	SCHEDULE 13D	Page 4 of 7
(1)	NAMES OF REPORTING PERSONS Stephen L. Clark
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
(8)	SHARED VOTING POWER 950
(9)	SOLE DISPOSITIVE POWER
(10)	SHARED DISPOSITIVE POWER 950
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Percentage calculated based on 10,186 Class A units outstanding as of October 2, 2024, the effective date of reclassification of the membership units of Cardinal Ethanol, LLC into Class A units, Class B units, Class C units, and Class D units.

Explanatory Note

This Amendment No. 3 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2019 (“First Amendment”) and as amended by Amendment No. 2 filed with the Securities and Exchange Commission on April 6, 2021 (“Second Amendment,” and together with the Original Statement and First Amendment referred to as the “Amended Statement”), relates to the Class A membership units of Cardinal Ethanol, LLC, an Indiana limited liability company. Information contained in the Amended Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

Effective on October 2, 2024, the Issuer reclassified its Units into Class A units, Class B units, Class C units, and Class D units. The title of the class of equity securities to which this Schedule 13D relates is Class A limited liability company membership units of the Issuer ("Class A Units").

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f) This Amendment is filed by

(ii) The Stephen L. Clark Family Partnership, L.P. (otherwise referred to in the Amended Statement as the “Partnership”) converted to a limited liability company, pursuant to a statutory conversion authorized under the laws of the State of Kansas (the “Conversion”). The name of the Partnership as converted, was amended to “Clark Family, LLC” a Kansas limited liability company (the “Company”). The Conversion was effective December 31, 2019. As such, all references the Partnership, shall hereinafter be deemed references to the Company.
(iii) Pursuant the Conversion, the general partner, Clark Family General, LLC, as otherwise referred to as “CFG” in the Amended Statement, was liquidated. All references to CFG individually shall be deemed deleted.

Clark together with Baker and the Company the “Reporting Persons”.

(c)

The principal occupation of Baker is to serve as a manager of the Company and the president of Clark Investment Group, LLC (“CIG”) which is engaged in the business of real estate development and investment. The address of the principal business and principal office of CIG is 1717 N. Waterfront Parkway, Wichita, KS 67206.

The principal occupation of Clark is to serve as a manager of the Company and the chairman of CIG.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since the Second Amendment was filed, Baker has purchased, over the last several years, an additional 126 Units from other members of the Issuer for total consideration of $1,983,281. The source of funding for these purchases was personal funds of Baker of $1,097,531 which represents the aggregate purchase price paid for approximately 82 Units. The source of funding for the purchase of the remaining 44 Units (not otherwise purchased with Baker’s personal funds) was through two bank loans of $885,750 which represents the aggregate purchase price paid for the remaining 44 Units. Baker borrowed the funds from Vintage Bank Kansas (the “Bank”) pursuant to promissory notes dated March 5, 2020 (“Loan 1”),and February 23, 2024 (“Loan 2,” and together with Loan 1, the “Loans”). The Loans were made in the ordinary course of business of the Bank. Reference is made to Exhibit 99.2 filed under Item 7 of this Amendment as to Loan 1, and Exhibit 99.3 filed under Item 7 of this Amendment as to Loan 2, each of which are incorporated herein by reference.

Baker purchased an additional 40 Units from five other members of the Issuer on October 1, 2024 for total consideration of $681,113. The source of funding for these purchases was personal funds of Baker of $17,113 which represents the aggregate purchase price paid for 1 Unit. The source of funding for the purchase of the remaining 39 Units (not otherwise purchased with

Baker’s personal funds) was Loan 2 for $664,000 which represents the aggregate purchase price paid for the remaining 39 Units.

Effective on October 2, 2024, the Issuer reclassified its Units into Class A Units, Class B units, Class C units, and Class D units. The Units beneficially owned by Baker, Clark and the Company, were reclassified as Class A Units.

Baker intends to continue to purchase additional Class A Units, Class B units, Class C units and/or Class D units from members of the Issuer and may use the remainder of the funds available from Loan 2 from the Bank to make such future purchases.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Baker purchased the additional Units because the Units were believed to be an attractive investment. Baker intends to continue to purchase additional Class A Units, Class B units, Class C units, and/or Class D units from members of the Issuer and may use the remainder of the funds available on Loan 2 from the Bank to make such future purchases.

Effective on October 2, 2024, the Issuer reclassified its Units into Class A Units, Class B units, Class C units, and Class D units. The Units beneficially owned by Baker, Clark and the Company, were reclassified as Class A Units.

As a result of the reclassification by the Issuer of its Units into Class A Units, Class B units, Class C units, and Class D units, the Units became eligible for termination of registration pursuant to Section 12 (g)(4) of the Act. The Issuer filed its Form 15 notice of termination of registration on October 3, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a), (b)

Baker beneficially owns 1,986 Class A Units or 19.50% of the outstanding Class A Units of the Issuer (calculated based on 10,186 Class A Units outstanding as of October 2, 2024, the effective date of reclassification of the membership units of Cardinal Ethanol, LLC into Class A Units, Class B units, Class C units, and Class D units). These 1,986 Class A Units include 950 Class A Units which Baker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) with the Company as described in the Amended Statement. Baker has sole power to vote and dispose of the remaining 1,036 Class A Units.

Clark and the Company beneficially own 950 Class A Units or 9.33% of the outstanding Class A Units of the Issuer (calculated based on 10,186 Class A Units outstanding as of October 2, 2024, the effective date of reclassification of the membership units of Cardinal Ethanol, LLC into Class A Units, Class B units, Class C units, and Class D units).

(c) Effective on October 2, 2024, the Issuer reclassified its Units into Class A Units, Class B units, Class C units, and Class D units. The Units beneficially owned by Baker, Clark and the Company, were reclassified as Class A Units.

(e) The general partner, Clark Family General, LLC, as otherwise referred to as “CFG” in the Amended Statement ceased to be a beneficial owner of the Units as of December 31, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Amendment, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.    Description

    99.1 Joint Filing Statement

99.2 Promissory Note for the benefit of Vintage Bank Kansas dated March 5, 2020

99.3 Promissory Note for the benefit of Vintage Bank Kansas dated February 23, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete, and correct.

Date: October 10, 2024	/s/ Robert Baker
Robert Baker, Individually

CLARK FAMILY, LLC

By: /s/ Robert Baker
Name: Robert Baker
Title: Manager

/s/ Stephen L. Clark
Stephen L. Clark, Individually